

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Thomas McHugh
Senior Vice President and Chief Financial Officer
AVADEL PHARMACEUTICALS PLC
10 Earlsfort Terrace
Dublin 2, Ireland
D02 T380

> **Re: AVADEL PHARMACEUTICALS PLC**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **Form 10-Q for the Period Ended June 30, 2020**
> **Filed August 10, 2020**
> **File No. 001-37977**

Dear Mr. McHugh:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences